UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Box Ships Inc. (the "Company"), dated July 13, 2012, announcing that the Company has priced its previously announced public offering of $30,000,005 of its common shares at $7.00 per share.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-181076) declared effective by the Securities and Exchange Commission on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Box Ships Inc.

Dated: July 13, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

Box Ships Inc. Prices Public Offering of its Common Shares

ATHENS, Greece, July 13, 2012 – Box Ships Inc. (NYSE:TEU) today announced that it has priced its previously announced public offering of $30,000,005 of its common shares at $7.00 per share.  The offering is expected to close on July 18, 2012.  The Company has granted the underwriters a 30-day option to purchase an additional $4,500,000 of its common shares to cover over-allotments, if any.  Neige International Inc., a company controlled by our Chairman, President and Chief Executive Officer, Mr. Michael Bodouroglou, has agreed to purchase 2.6% of the common shares sold in the offering at the public offering price.

The Company intends to use a portion of the net proceeds of the offering to redeem 692,641 of the 1,333,333 9.75% Series B Cumulative Redeemable Perpetual Preferred Shares issued to Neige International Inc. in a previously announced private transaction, the proceeds of which were used to partially finance the acquisition price of the vessels OOCL Hong Kong and OOCL China delivered to us on June 25, 2012 and July 5, 2012, respectively, at a price equal to the liquidation preference of $30.00 per share, plus accrued and unpaid dividends, and for general corporate purposes, which may include the repayment of debt.

Barclays, Credit Suisse and Deutsche Bank Securities are acting as joint book runners of the offering. Dahlman Rose & Company is acting as co-manager for the offering.

This offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, copies of the final prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 (or by telephone at 1-888-603-5847 or by email to Barclaysprospectus@broadridge.com), Credit Suisse at Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010 (or by telephone at 1-800-221-1037 or by e-mail to newyork.prospectus@credit-suisse.com) or Deutsche Bank Securities Inc., Attention: Prospectus Department, 60 Wall Street, New York, New York 10005-2836 (or by telephone at 1-800-503-4611 or by e-mail to prospectus.cpdg@db.com).

A shelf registration statement relating to the shares was filed with the SEC and is effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company's current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU and a TEU weighted average age of 7.5 years.  The Company's shares trade on the New York Stock Exchange under the symbol "TEU."

Forward-Looking Statements

Certain of the statements made in this press release are forward looking, such as those, among others relating to the Company's expectations regarding the completion of the proposed public offering. Actual results or developments may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to market conditions and the satisfaction of customary closing conditions related to the proposed public offering.

Contacts
Box Ships Inc.
ir@box-ships.com

Allen & Caron Inc.
Michael Mason (Investors)
michaelm@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300